FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-161455
Dated October 19, 2009

NEWS RELEASE
FOR IMMEDIATE RELEASE

BRIGHAM EXPLORATION ANNOUNCES COMMENCEMENT OF A PUBLIC OFFERING OF 14,000,000 SHARES OF COMMON STOCK TO ACCELERATE ITS WILLISTON BASIN DRILLING PROGRAM
     Austin, TX — October 19, 2009 — Brigham Exploration Company (NASDAQ: BEXP) today announced commencement of a proposed underwritten public offering of 14,000,000 shares of common stock under its existing shelf registration statement. Net proceeds from the offering are expected to be used primarily to accelerate the development of the company’s Williston Basin acreage position by drilling 24 net horizontal wells in 2010, which will target both the Bakken and Three Forks objectives. In connection with the offering, the underwriters will have a 30-day option to purchase up to 2,100,000 additional shares of common stock.
     Assuming net proceeds of approximately $137 million from the offering, Brigham anticipates that its initial 2010 exploration and development budget will total $175.8 million, which would include $169.4 million in drilling expenditures and $6.4 million in land expenditures. Brigham currently anticipates drilling 24 net horizontal wells in the Williston Basin in 2010, including 21 net operated wells and three net non-operated wells, which would be drilled primarily in its core developmental acreage positions in its Rough Rider and Ross project areas in Williams, McKenzie and Mountrail Counties, North Dakota. Brigham also anticipates drilling a horizontal Bakken well in its Ghost Rider project area in Roosevelt County, Montana. With two Brigham operated rigs currently drilling in the Williston Basin, Brigham anticipates adding a third operated rig later this month and a fourth operated rig early in the third quarter 2010. Finally, the initial 2010 drilling budget currently includes two net wells in Brigham’s South Texas Vicksburg play in Brooks County, Texas.
     Pending use of the net proceeds to fund its initial 2010 exploration and development budget, Brigham intends to use a portion of the net proceeds from the offering to repay the indebtedness outstanding under its senior credit facility. As of September 30, 2009, $110 million was outstanding under the senior credit facility. Brigham intends to re-borrow under its senior credit facility in 2010 to fund exploration and development expenditures as they are incurred.
     Bud Brigham, the Chairman, President and CEO, stated “Given the advances in our horizontal completion methodologies and the resulting improved drilling results that we’ve achieved in the Williston Basin, following completion of this offering, we will be in a great position to accelerate our Bakken and Three Forks drilling activity and bring forward a significant portion of the associated net asset value for our shareholders. By adding a third rig later this month and a fourth rig early in the third quarter 2010, we can accelerate our activity and exploit the currently advantageous environment presented to us in terms of favorable commodity pricing, reduced levels of service costs and reduced product differentials. We’re excited about the opportunity to potentially drill 24 net wells in the Williston Basin in 2010 and to take the next step in transforming our company into an industry leading oil resource play company.”
     In connection with the offering, Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. are acting as joint book-running managing underwriters and Johnson Rice & Company, Raymond James, RBC Capital Markets, Howard Weil Incorporated and Pritchard Capital Partners, LLC are acting as co-managing underwriters for the offering.
About Brigham Exploration
     Brigham Exploration Company is an independent exploration, development and production company that utilizes advanced exploration, drilling and completion technologies to systematically explore for, develop and produce domestic onshore oil and natural gas reserves. For more information about Brigham Exploration, please contact Investor Relations at 512-427-3444.
Forward-Looking Statement Disclosure
     The matters discussed in this news release are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, planned capital expenditures, increases in oil and gas production, the number of anticipated wells to be drilled after the date hereof, future cash flows and borrowings, our financial position, business strategy and other plans and objectives for future operations. Important factors that could cause us to reduce our capital budget in 2010 due to negative impacts on our operating cash or cause our actual results to differ materially from those contained in the forward-looking statements include the closing of the common stock offering; our growth strategies; our ability to finance our exploration and development activities; the impact of governmental regulation; the risks associated with drilling of oil and natural gas wells; our ability to find, acquire, market, develop, and produce new reserves; the risk of drilling dry holes; oil and natural gas price volatility; derivative transactions; uncertainties in the estimation of proved, probable, and possible reserves and in the projection of future rates of production and reserve growth; inaccuracies in our assumptions regarding items of income and expense and the level of capital expenditures; uncertainties in the timing of exploitation expenditures; operating hazards attendant to the oil and natural gas business; drilling and completion losses that are generally not recoverable from third parties or insurance; potential mechanical failure or underperformance of significant wells; pipeline construction difficulties; climatic conditions; availability and cost of material and equipment; the risks associated with operating in a limited number of geographic areas; actions or inactions of third-party operators of our properties; our ability to retain skilled personnel; diversion of management’s attention from existing operations while pursuing acquisitions or dispositions; availability of capital; the strength and financial resources of our competitors; regulatory developments; environmental risks; uncertainties in the capital markets; uncertainties with respect to asset sales; general economic and business conditions (including the effects of the worldwide economic recession); industry trends; and other risks more fully described in our filings with the Securities and Exchange Commission. Forward-looking statements are typically identified by use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements may be expressed differently. All forward-looking statements contained in this release, including any forecasts and estimates, are based on management’s outlook only as of the date of this release, and we undertake no obligation to update or revise these forward-looking statements, whether as a result of subsequent developments or otherwise.
     The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in the registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Credit Suisse at 1-800-221-1037 or Jefferies & Company at 1-888-449-2342.